Exhibit 99.(h)(8)(A)(ii)

March 14, 2014

ING Investors Trust

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258-2034

Ladies and Gentlemen:

By execution of this letter agreement (the “Agreement”) to the Expense Limitation Agreement, dated May 7, 2013, as amended, intending to be legally bound hereby, ING Investments LLC (“IIL”), the Adviser to ING Global Perspectives Portfolio (the “Portfolio”), agrees that IIL shall, from the close of business on March 14, 2014 through May 1, 2016, waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Portfolio, including expenses of the underlying investment companies, shall be as follows:

Name of Portfolio	Maximum Operating Expense Limit (as a percentage of average net assets)
	Classes
	Adviser	Institutional	Service
ING Global Perspectives Portfolio	1.09%	0.83%	1.08%

We are willing to be bound by this letter agreement to lower our fees for the period from the close of business on March 14, 2014 through May 1, 2016.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply, subject to possible recoupment by IIL within three years.  This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of ING Investors Trust.

ING Investments, LLC

By:

 /s/ Todd Modic

 Todd Modic

 Senior Vice President

Accepted:

By:

/s/ Kimberly A. Anderson

Kimberly A. Anderson

Senior Vice President

ING Investors Trust

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2700 www.ingfunds.com	ING Investments Distributor, LLC